

May 16, 2011

National Registered Agents, Inc.
875 Avenue of the Americas, Suite 501
New York, NY 10001

> **Re: CSR plc**
> **Registration Statement on Form F-4**
> **Filed April 19, 2011**
> **File No. 333-173590**

Ladies and Gentlemen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   To the extent applicable, please revise your disclosure in this filing to comply with the comments regarding your annual report on Form 20-F included in our letter dated May 16, 2011 and any subsequent letters from us related to that filing.

Material Israeli Tax Consequences of the Merger, page 132

2.   We note that you are seeking a tax ruling from the Israeli Tax Authority. Please file the ruling as an exhibit to your registration statement and allow us adequate time for review or advise.

3.   We note your disclosure that Zoran believes the exemptions from Israeli capital gains may apply to "certain holders" of Zoran's stock. Please disclose which holders you are referring to and disclose the material Israeli tax consequences of the merger to the holders who do not fall into that category.

4.   We also note your disclosure that "[t]o the extent that tax is withheld on payments to U.S. taxpayers, it is <u>possible</u> that such withheld taxes may not be able to be credited against such taxpayers' U.S. income tax liability (emphasis added)." Please disclose why it is uncertain whether any withheld taxes would not be creditable against a holder's U.S. income tax liability.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Tim Buchmiller, reviewing attorney, at (202) 551-3635 if you have questions regarding our comments.

Sincerely,

Amanda Ravitz
Assistant Director

cc (by facsimile):   David J. Segre, Esq.
                          Steven. V. Bernard, Esq.
                          Wilson Sonsini Goodrich & Rosati